                                                                       Exhibit 1

[LOGO OF HAVAS APPEARS HERE]


Press release                                             Paris, 6th March 2003

                   HAVAS: 2002 RESULTS IN LINE WITH OBJECTIVES

        The Group improved margin, reduced debt and increased cash flow in a difficult market. Havas ranked first in New Business relative to revenue and third in organic growth for 2002.

o  Improved EBIT margin (before WorldCom reserve) : 11.6%
   (vs. 10.4% in 2001 before exceptional restructuring items).

o  EBIT margin (including WorldCom reserve) : 11.1 % (vs. 3.6% in 2001).

o  Reduction in net debt:(euro)664.4 million at 31 December 2002
   (vs(euro)703.3 million in 2001)  from:
        o  improved cash flow:(euro)197 million, (+58%)
        o inflow in Working capital:(euro)47 million (outflow(euro)23 million in 2001)
        o  positive net free-cash flow:(euro)54 million
           (negative(euro)289 million in 2001).

o (euro)1.6 billion of estimated net New Business/1/. Ranked n(degree)1 in New Business as a percentage of revenue and n(degree)3 in organic growth for 2002.

o Dividend reduced to 9 cents per share (17 cents in 2001), in line with the average sector payout ratio.


--------
1 Net New Business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.

The Board of Directors of Havas (Euronext Paris SA: HAV.PA; Nasdaq: HAVS), chaired by Alain de Pouzilhac, convened on March 5th 2003 to approve the Group's 2002 results.

I. KEY FIGURES

                                                      ----------------------------------
                                                         2002       2001    Change
(euro) millions
----------------------------------------------------------------------------------------
Revenue                                                  1,987      2,241   - 11.3%
----------------------------------------------------------------------------------------
EBIT                                                       220         81  + 170.3%
----------------------------------------------------------------------------------------
EBIT margin                                               11.1%       3.6%    +7.5 pts
----------------------------------------------------------------------------------------
Net income (group share)                                    95         11    x 8.6
before goodwill amortization
----------------------------------------------------------------------------------------
Diluted EPS before goodwill amortization                    31          4    x 8
(in cents)
----------------------------------------------------------------------------------------
Net income (group share)                                    24        (58)      NS
after goodwill amortization
----------------------------------------------------------------------------------------
Diluted EPS (in cents)                                       8        (21)      NS
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Net dividend per share (cents)                               9         17    -47%
----------------------------------------------------------------------------------------

Except where otherwise indicated, EBIT is defined as earnings before interest, taxes and goodwill amortization but after associates and exceptional items.

II. SUMMARY OF 2002 RESULTS

The industry remained very challenging in 2002. Investor nervousness, the lack of consumer confidence, contradictory economic indicators, accounting irregularities at a number of global corporations and - at the end of the year - the fears of impending war, all contributed to the instability within the market.

In this context, Havas continued to focus on business fundamentals: developing existing clients, winning new business, cross-fertilization across disciplines and divisions, cost reduction, a cautious approach to acquisitions and a drive to generate free-cash flow. These significant efforts enabled the Group to achieve its 2002 objectives: improved margins, reduced debt and strong new business.

While revenue fell by 11.3%, or 7.7% adjusted for exchange rate effects, organic growth at -5.8% ranked Havas third compared to its main competitors (see table below). This performance was achieved thanks to strong new business and the development of integrated communications with existing clients, despite severe client budget cuts, particularly in the TMT sector, and more pressure on fees.

                              Relative Performance

                                       --------------------------------------
                                                 Organic Growth
                                                      2002
-----------------------------------------------------------------------------
OMNICOM                                                2.8%
-----------------------------------------------------------------------------
PUBLICIS / BCOM3                                     - 3.9%
-----------------------------------------------------------------------------
HAVAS                                                - 5.8%
-----------------------------------------------------------------------------
WPP                                                  - 5.9%
-----------------------------------------------------------------------------
INTERPUBLIC (estimated)                              - 8.6%
-----------------------------------------------------------------------------
CORDIANT (estimated)                                - 11.0%
-----------------------------------------------------------------------------

Sources: companies / analysts

Havas 2002 EBIT margin increased from 3.6% in 2001 to 11.6% in 2002 before an
(euro)11.1 million reserve on WorldCom receivables and 11.1% after. This improvement in profitability was achieved thanks to savings from the 2001 restructuring, ongoing cost reduction measures throughout the year and the same currency impact affecting revenue and costs. As a result of these measures, personnel costs were reduced by 11%, average number of employees by 7.4% and other operating costs by nearly 15%.

Net income before goodwill amortization recovered to(euro)95 million in 2002 against (euro)11 million last year. Fully diluted EPS before goodwill rose in line with this performance to 31 cents.

After goodwill amortization, net income was (euro)23.5 million against a loss of
(euro)57.8 million in 2001. Fully diluted EPS reached 8 cents.

III. 2002 FINANCIAL SITUATION

Cashflow generated during 2002 amounted to (euro)197 million, up 58% compared to 2001. The combination of an inflow of (euro)47 million in working capital, capital expenditure reduced to 3.5% of revenue versus 4.5% in 2001, net acquisition spending of (euro)87 million, limited principally to earn-out payments on previous acquisitions and some inflow from disposal of assets enabled Havas to generate free-cash flow of (euro)54 million. Net debt at the end of the year was reduced to (euro)664.4 million from (euro)703.3 million at end 2001.

IV.  DIVIDEND 2002

The board has decided to recommend to the Annual Shareholders Meeting to be held on 21st May 2003 to reduce the 2002 net dividend to 9 cents per share, with payment on 18th June 2003. The aim of this decision is to:

>>   realign the Group's payout ratio with the industry average
>>   increase financial flexibility in a volatile environment and
>> develop a broader plan to address Havas' 2006 refinancing risk, including improved margin expansion, improved working capital and reduction of capital expenditures and investments.

V.   NEW BUSINESS 2002

With (euro)1.6 billion of billings in net New Business, 2002 was characterised by:

>> six major global account wins with, in advertising: Reckitt Benckiser, Yahoo and Bearing Point; Marketing Services: Nestle Beverages; Media:
     Reckitt Benckiser, Geox.

>> the development of sectors other than TMT representing 90% of New Business wins.

>> the strong development of existing clients through cross-fertilization either by discipline or geography. (As an example, 22 new budgets were won with Peugeot in this way).

>> more than fifty new account wins in Healthcare with the following pharmaceutical groups or brands: Novartis, Aventis, Wyeth, GlaxoSmithKline, Johnson & Johnson, Merck, Laboratoires Fournier, Sanofi, Boehringer, Amgen.

Leading brands regionally or locally were won as follows:

-Advertising : McDonald's, Land's End, Boston Markets, Dunlop, Coors, Celebrity Cruises, Bermuda Tourism (USA) ; Telekom Austria, Argos, Lacoste, Swisscom, BBVA, Prudential (Europe); State Bank of India, LG Electronic, Suncorp Metway
(APAC) ; Sony, BBVA, Campbell Soup (Latam).

-Marketing Services : Citigroup, Mattress Firm, Stanley Tools, Thomson Multimedia, Wells Fargo, Sara Lee, Royal Caribbean (USA) ; Automobile Association, Nokia, Barclays, Michelin, Nortel (Europe) ; Unilever, Brahma (Latam)

-Media : Banco Santander, DHL, Turespana

The main losses were: Zest and Bounty (P&G), Isuzu, Belgacom and Macquarie Bank.

2003 has already demonstrated promising signs in New Business with the wins -among others - of five major accounts: Aventis Lantus (Healthcare), Agilent (Technology), Colonial Williamsburg (Cultural Foundation), Armani (L'Oreal Perfumery) and, in France, Maaf (Insurance).

VI.  ORGANIZATIONAL CHANGE

The Group has made significant changes in its leadership. In December 2002 Alain de Pouzilhac, Chairman and CEO, appointed Bob Schmetterer as President and COO of Havas. This was followed by the creation of four new Executive Committees (Strategy, Finance, Business Development and Creativity) to replace the former Executive Committee.

The aim of these new committees is to improve service quality, growth, creativity and profitability, by involving a new generation of leaders, across disciplines and divisions, to play a leading role in defining the Group's future.

VII. HAVAS IN 2003

Commenting on these figures, Havas Chairman and CEO Alain de Pouzilhac stated:

"We're very pleased with our 2002 results, bearing in mind the difficult environment, and I would like to thank all the Havas teams who contributed. Whether the advertising market, because of the geopolitical and macro-economic situation, remains stable or turns negative, we will pursue the same objectives in 2003: the improvement of our EBIT margin and the improvement of our cash flow. The new organisation of our management, involving new talent from within Havas, will help us to progress even faster in this direction."

The consolidated financial statements of Havas for 2002 are available on the company's website: www.havas.com.


APPENDIX:

2002 Consolidated Income Statement
2002 Consolidated Balance Sheet
2002 Consolidated Cashflow statement

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is the world's sixth largest communications group*. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in over 65 countries through its networks of agencies located in more than 45 countries and contractual affiliations with agencies in over 20 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,700 people.

Further information about Havas is available on the company's website: www.havas.com

*Advertising Age Annual Agency Report ranking, April 22, 2002

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization.

Contacts :                                       Simon Gillham
                                                 Tel : +33 (0) 1 41 34 39 73
                                                 Simon.gillham@havas.com

                                                 Virginia Jeanson
                                                 Tel : +33 (0) 1 41 34 42 27
                                                 Virginia.jeanson@havas.com

                                                 Lawrence Cheung
                                                 Tel : +33 (0)1 41 34 45 29
                                                 Lawrence.cheung@havas.com

                                                 Alice Marouani
                                                 Tel : +33 (0)1 41 34 42 97
                                                 Alice.marouani@havas.com

Consolidated income statement

====================================================================================================================
                 In 000'(euro) except per share data                        2002            2001            2000
--------------------------------------------------------------------------------------------------------------------

Billings                                                                13 256 265      14 950 258       11 976 325
                                                                  ==================================================
Turnover                                                                 6 294 610       6 706 642        5 670 331
Cost of sales                                                           (4 307 164)     (4 465 224)      (3 874 780)
                                                                  --------------------------------------------------
Revenue                                                                  1 987 446       2 241 418        1 795 551

Compensation                                                            (1 124 015)     (1 262 947)      (1 016 499)
Other expenses, net                                                       (634 576)       (744 493)        (528 658)
                                                                  --------------------------------------------------
Total operating expenses                                                (1 758 591)     (2 007 440)      (1 545 157)

Operating income                                                           228 855         233 978          250 394

Net financial income / (expense)                                           (46 508)        (25 003)          (5 471)

Profit before tax and exceptional items                                    182 347         208 975          244 923

Net exceptional income / (expense)                                          (9 068)       (151 329)            (405)

Tax                                                                        (61 655)        (28 962)         (82 744)

Net income of fully consolidated companies                                 111 624          28 684          161 774

Share of net income of companies accounted for
by the equity method                                                            (8)         (1 315)            (273)
                                                                  --------------------------------------------------
Net income before amortization of goodwill                                 111 616          27 369          161 501
Group share                                                                 94 556          11 152          123 897

Amortization of goodwill                                                   (71 205)        (69 421)         (35 492)

Consolidated net income                                                     40 411         (42 052)         126 009
Group share                                                                 23 461         (57 777)          89 224


Earnings per share (before amortization of goodwill)
                                                                  --------------------------------------------------
     Basic                                                                    0.32            0.04             0.69
     Diluted                                                                  0.31            0.04             0.60
                                                                  --------------------------------------------------

Earnings per share
                                                                  --------------------------------------------------
     Basic                                                                    0.08           (0.21)            0.49
     Diluted                                                                  0.08           (0.21)            0.43
                                                                  --------------------------------------------------

--------------------------------------------------------------------------------------------------------------------


Note: The consolidated income statement has a new presentation in compliance with the Regulation CRC 99-02. For the comparison purpose, the 2001 and 2000 net income are also presented accordingly (see note in the appendix related to "Principles and methods of consolidation").

Consolidated balance sheet


--------------------------------------------------------------------------------------------------------
                 ASSETS (amounts in 000'(euro))                  12.31.2002    12.31.2001    12.31.2000
                                                                     Net           Net           Net
--------------------------------------------------------------------------------------------------------

Intangible assets :
- Goodwill                                                        1 892 523     1 939 526     1 264 757
- Other intangible assets                                            63 341        57 752        58 106
                                                             -------------------------------------------
                                                   Subtotal :     1 955 864     1 997 278     1 322 863

Tangible assets :
- Land                                                                4 453         7 571         7 573
- Buildings                                                          42 303        63 585        68 852
- Plant and equipment                                                51 085        63 794        57 421
- Others                                                             93 467       121 465       118 293

                                                             -------------------------------------------
                                                   Subtotal :       191 308       256 415       252 139

Financial assets :
- Investments in non-consolidated companies                           6 738         4 916        14 746
- Group share in equity of companies accounted for
   by the equity method                                                 203           209         1 350
- Others                                                             19 464        21 412        80 588

                                                             -------------------------------------------
                                                   Subtotal :        26 405        26 537        96 683

--------------------------------------------------------------------------------------------------------
Total Fixed assets                                                2 173 577     2 280 230     1 671 685
--------------------------------------------------------------------------------------------------------

Work in progress                                                     81 180        96 717        42 472

Advances to suppliers                                                 6 574        29 609        23 014

Operating receivables :
- Trade receivables                                               1 370 100     1 662 891     2 032 483
- Other receivables                                                 108 331       139 048       134 881
                                                             -------------------------------------------
                                                   Subtotal :     1 478 431     1 801 939     2 167 364

Sundry receivables                                                  298 775       313 820       363 545

Marketable securities                                               478 231        61 725       359 900

Cash                                                                316 793       404 478       360 819

Prepaid expenses                                                     49 566        60 524        55 726

--------------------------------------------------------------------------------------------------------
Total Current assets                                              2 709 550     2 768 812     3 372 839
--------------------------------------------------------------------------------------------------------

Deferred charges                                                     20 870        21 408        26 368
Deferred tax assets                                                 202 658       260 875       169 883
Currency translation adjustments                                        971           548           568

--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      5 107 626     5 331 873     5 241 344
--------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
               LIABILITIES (amounts in 000'(euro))                 12.31.2002      12.31.2001     12.31.2000
-------------------------------------------------------------------------------------------------------------

Share capital                                                         122 088         121 728        106 599

Share premium account                                               1 786 247       3 079 831      2 551 909

Retained earnings                                                    (766 311)     (1 761 872)    (1 707 503)

Consolidated net income (Group share)                                  23 461         (57 777)        89 224

-------------------------------------------------------------------------------------------------------------
Shareholders' equity (Group share)                                  1 165 485       1 381 910      1 040 228
-------------------------------------------------------------------------------------------------------------

Consolidated net income (Minority interests)                           16 949          15 725         36 788

Retained earnings (Minority interests)                                 14 904          44 330         49 920

-------------------------------------------------------------------------------------------------------------
Total Shareholders' equity                                          1 197 338       1 441 965      1 126 936
-------------------------------------------------------------------------------------------------------------

Provisions for risks and expenses                                     161 241         192 779        142 418

Financial liabilities (1) :
- Convertible bonds                                                 1 215 214         795 606        796 082
- Other borrowings and financial liabilities                          244 231         373 864        332 778

                                                             ------------------------------------------------
                                                   Subtotal :       1 459 445       1 169 470      1 128 860

Advances from customers                                               150 582         215 775        251 851

Operating and non operating payables :
- Trade payables                                                    1 169 250       1 360 929      1 623 320
- Other payables                                                      924 317         886 355        918 167

                                                             ------------------------------------------------
                                                   Subtotal :       2 093 567       2 247 284      2 541 486

Prepaid income                                                         44 450          62 958         47 861
-------------------------------------------------------------------------------------------------------------
Total Liabilities                                                   3 748 044       3 695 487      3 970 058
-------------------------------------------------------------------------------------------------------------

Currency translation adjustments                                        1 003           1 642          1 931

-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          5 107 626       5 331 873      5 241 344
-------------------------------------------------------------------------------------------------------------

   (1)    Due in less than one year                                   185 648         273 408        168 119
          Due in over one year                                      1 273 797         896 062        960 741
-------------------------------------------------------------------------------------------------------------

Consolidated statement of cash flows

-------------------------------------------------------------------------------------------------------------------------------
                                       In 000'(euro)                                      2002         2001          2000
                                                                                                        (1)           (1)

-------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Consolidated net income :                                 Group share                       23 461       (57 775)       89 224
                                                          Minority interests                16 949        15 723        36 788

Elimination of non cash items

+ Amortization and depreciation                                                            143 625       153 161        97 403
+ Changes in provisions and deferred taxes                                                  24 737        (3 252)       19 732
- (Gains) / loss on disposal of fixed assets                                               (11 774)       15 187        (4 309)

Share of income (loss) of companies accounted for                                              244         2 336           931
by the equity method, net of dividends
                                                          Operating cash flow              197 242       125 380       239 769

Changes in working capital                                                                  46 841       (23 220)      (16 824)

-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  244 083       102 160       222 945
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Purchase of fixed assets :
- Intangible and tangible                                                                  (71 070)     (100 679)      (85 374)
- Financial                                                                                (99 628)     (284 602)     (318 753)
                                                                                       ----------------------------------------
                                                                           Subtotal       (170 698)     (385 281)     (404 127)

Proceeds from sale of fixed assets :
- Intangible and tangible                                                                   29 345         9 416        11 727
- Financial                                                                                 12 243        31 681        10 885
                                                                                       ----------------------------------------
                                                                           Subtotal         41 588        41 097        22 612

Net cash position of subsidiaries purchased or sold                                         18 711        36 586        71 881
-------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                     (110 399)     (307 598)     (309 633)
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Dividends paid to Havas' shareholders                                                      (69 912)      (62 712)      (29 844)
Dividends paid to minority interests in consolidated companies                             (19 364)      (20 576)      (25 604)
Capital increase                                                                             9 293        (1 269)        5 102
Proceeds from long-term borrowings                                                         457 384        37 559       727 689
Repayment of long-term borrowings                                                          (77 360)      (70 225)     (265 487)
Changes in cash from financing activities                                                   11 093         5 244        (1 432)
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                           311 134      (111 979)      410 425
-------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       444 818      (317 417)      323 737

Cash and cash equivalents brought forward at January 1, 2002                               286 544       614 234       297 347
Currency translation adjustments on cash and cash equivalents                              (34 129)      (10 273)       (6 850)
                                                                                       ----------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2002                                             697 233       286 544       614 234
-------------------------------------------------------------------------------------------------------------------------------

(1) In order to be compliant the pattern of the Regulation CRC 99-02, the line "Cash flow related to extraordinary activities" shown in the statement of cash flows of 2000 and 2001 has been gathered into the line "Changes in provisions and deferred taxes".

(2) Cash and equivalents at January 1 and December 31 do not comprise any treasury shares which are included in the marketable securities shown in the balance sheet assets, and do not represent short term cash.